4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001039138
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Cytyc Corporation
  0000849778
  <IRS-NUMBER>02-0407755
</SUBJECT-COMPANY>
<PERIOD>03/17/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Sullivan, Patrick J.
   85 Swanson Road


   Boxborough, MA  01719
2. Issuer Name and Ticker or Trading Symbol
   Cytyc Corporation (CYTC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   3/17/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President and Chief
   Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                              03/17/03    M        88,494        A  $3.6467                     D  Direct
Common Stock (1)                              03/17/03    M        11,506        A  $3.2500                     D  Direct
Common Stock (1)                              03/17/03    S        88,494        D  $12.1008                    D  Direct
Common Stock (1)                              03/17/03    S        11,506        D  $12.1008     765,692        D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $3.2500         03/17/03       M                          11,506           (2)          04/28/09
(right to buy) (1)
Non-Qualified Stock Option     $3.6467         03/17/03       M                          88,494           (4)
(right to buy) (1)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     03/17/03  Common Stock (3)               11,506                    291,236       D   Direct
(right to buy) (1)
Non-Qualified Stock Option     03/17/03  Common Stock (3)               88,494                    0             D   Direct
(right to buy) (1)

Explanation of Responses:

(1)
The stock options were acquired pursuant to Issuer's 1995 Stock Plan in transactions exempt from Section 16 under Rule 16b-3.

(2)
The stock option grant on April 28, 1999 involved 302,742 shares and was exercisable as to 60,000 shares on 12/28/1999; exercisable as to 90,000 shares on 12/28/00; exercisable as to 90,000 shares on 12/28/01 and exercisable as to 62,742  shares on 12/28/02.
(3)
The sale reported on this Form 4 was made pursuant to a written trading plan adopted in accordance with SEC Rule 10b5-1 on March 11,
 2003.
(4)
The stock option grant on January 28, 1998 involved 88,494 shares and was exerciseable as to 28,638 shares on 12/31/98; exercisable as to 30,492 shares on 12/31/99; exercisable as to 19,284 shares on 12/31/00; exercisable as to 10,080 shares on 12/31/01.
-



By Phyllis C. Howard, Attorney-in-Fact, pursuant to Power of Attorney previously filed with SEC valid through the Reporting Pe rson's tenure as a member of the Board of Directors.

SIGNATURE OF REPORTING PERSON
/S/ By: Phyllis C. Howard, Attorney-in Fact
    For: Patrick J. Sullivan
DATE 03/19/03